UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2018
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Share Purchase Agreement and Exclusivity Agreement
On December 7, 2018, Nordic American Offshore Ltd. (the "Company") entered into a Share Purchase Agreement (the "Purchase Agreement") with Scorpio Offshore Investments Inc. ("Scorpio"), a closely held company controlled by the Lolli-Ghetti family, pursuant to which on December 11, 2018 (the "Closing Date"), Scorpio purchased 11,754,748 of the Company's common shares for an aggregate purchase price of $5.0 million.
In connection with Scorpio's investment in the Company and effective as of the Closing Date, the following appointments to the Company's senior management and Board of Directors (the "Board") were made:
•	Mr. Emanuele Lauro was appointed Chief Executive Officer of the Company and Chairman of the Board;
•	Mr. Robert Bugbee was appointed President of the Company and a Director on the Board;
•	Mr. Cameron Mackey was appointed Chief Operating Officer of the Company; and
•	Mr. Filippo Lauro was appointed Vice President of the Company.
Biographical information for Messrs. Emanuele Lauro, Robert Bugbee, Cameron Mackey and Filippo Lauro is included below.
Concurrently with the execution of the Purchase Agreement, the Company, Scorpio and certain of the Company's major shareholders entered into an exclusivity and standstill agreement (the "Exclusivity Agreement"), pursuant to which during the Exclusivity Period (as such term is defined below), the Company and Scorpio expect to negotiate with the Company's lenders to restructure the existing credit facility of the Company and negotiate the terms of a potential follow-on equity investment. However, the Exclusivity Agreement does not require Scorpio to make an additional investment in the Company, nor does it require the Company to issue additional common shares to Scorpio. The "Exclusivity Period" runs from the date of the Exclusivity Agreement until the earlier of February 5, 2019 or the execution of definitive documentation for an additional equity investment in the Company, if any. In addition, pursuant to the Exclusivity Agreement, certain of the Company's current shareholders have agreed to refrain from taking certain actions with respect to the voting of their common shares or the acquisition of additional common shares in the Company during the term of the Exclusivity Agreement.
Pursuant to the Purchase Agreement, the Company has also agreed to file, within 30 calendar days after the expiration of the Exclusivity Period, a registration statement covering the resale of all of the Company's common shares owned by Scorpio at the time of filing such registration statement.
The foregoing descriptions of the Purchase Agreement and the Exclusivity Agreement are not complete and are qualified in their entirety by reference to the Purchase Agreement and the Exclusivity Agreement, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. A copy of the Company's press release, dated December 12, 2018, announcing Scorpio's investment in the Company and related changes to the Company's senior management and the Board, is attached hereto as Exhibit 99.3.
Biographical Information of New Appointees to Senior Management and the Board
Emanuele A. Lauro. Mr. Emanuele A. Lauro has served as the Company's Chairman and Chief Executive Officer since December 2018. Mr. Lauro has also served as Chairman and Chief Executive Officer of Scorpio Tankers Inc. (NYSE: STNG), since its initial public offering in 2010, and of Scorpio Bulkers Inc. (NYSE: SALT), since its formation in 2013. He joined the Scorpio group of companies ("Scorpio Group") in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro's leadership, the Scorpio Group has grown to become a leading operator and manager of more than 250 vessels in 2018. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London. Mr. Lauro is the brother of our Vice President, Mr. Filippo Lauro.

Robert Bugbee. Mr. Robert Bugbee has served as a Director and President of the Company since December 2018.  He has also served as a Director and President of Scorpio Tankers, since its initial public offering in April 2010, and of Scorpio Bulkers since its formation in 2013. He has more than 30 years of experience in the shipping industry. He joined the Scorpio Group in March 2009 and has continued to serve there in a senior management position. Prior to joining the Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey. Mr. Cameron Mackey has served as the Company's Chief Operating Officer since December 2018. He has also served as Chief Operating Officer of Scorpio Tankers since 2010, and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers, a position he has held since 2013. He joined the Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining the Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Filippo Lauro. Mr. Filippo Lauro has served as the Company's Vice President since December 2018. He has also served as an executive officer of Scorpio Tankers with the title of Vice President since May 2015. Mr. Lauro also serves as Vice President of Scorpio Bulkers. He joined the Scorpio Group in 2010 and has continued to serve there in a senior management position. Prior to joining the Scorpio Group, Mr. Lauro was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Other News
Attached as Exhibit 99.4 to this Report on Form 6-K is a copy of the Company's press release, dated December 13, 2018, announcing the award of a two-year fixed contract for one of its platform supply vessels, the NAO Viking.
Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 (the "PSLRA") provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in the Company's records and other data available from third parties.  Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including, but not limited to, the possibility that the Company and Scorpio are not able to successfully negotiate with the Company's lenders to restructure the Company's existing credit facility and/or agree on the terms of a potential follow-on equity investment in the Company by Scorpio. In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the Company's ability to manage its growth, strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, the Company's operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this report are based upon information available to the Company as of the date of this report. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: December 18, 2018	By:	/s/ Emanuele Lauro
Emanuele Lauro Chief Executive Officer